January 24, 2008

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grant Life Sciences, Inc. (the “Company”)
Registration Statement on SB-2 (“Form SB-2”)
Filed on December 27, 2007
File No. 333-148366

Dear Mr. Riedler:

This letter responds to comments contained in the Staff letter, dated January 11, 2008, addressed to Dr. Hun-Chi Lin, the Company’s President, with respect to the Company’s filing of Form SB-2.

We have replied below to the Staff’s comment (the “Comment”), numbered to relate to the corresponding Comment in your letter. In view of the Comment and the Company’s responses set forth below, the Company has amended the registration statement accordingly.

Form SB-2
Security Ownership of Certain Beneficial Owners and Management, page 22

1.	It appears that the calculations for percentage of class ownership are incorrect. Please advise or revise as appropriate.

Response:

In response to the Staff’s comment, the Company has reviewed the entire beneficial ownership table and updated its numbers and respective percentage calculations to correct prior inadvertent errors.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder

Yoel Goldfeder